Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
- or –
James P Prout
Taylor Rafferty, New York
+1-212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP S.A. ANNOUNCES ITS UN-AUDITED CONSOLIDATED RESULTS FOR THE FIRST NINE MONTHS OF 2005

Luxembourg/Portugal – November 30, 2005 – Espírito Santo Financial Group S.A. (Euronext Lisbon and NYSE: ESF) announced today its un-audited consolidated results for the first nine months of 2005.

Highlights

•	Consolidated Net Income reaches 232.9 million Euros against 84.2 million Euros in the same period of the previous year;
•	Good growth in consolidated net interest income (+5.2%), fees and commissions (+5.4%) and market results (+33.3%);
•	Continuing decline in consolidated staff and administrative costs (-5.2%);
•	Significant reinforcement of equity and restructuring of debt, provides ESFG with improved financial prospects;

New Accounting Framework
According with regulation 1606/2002 of the European Council and Parliament, companies having their securities admitted to trading on a regulated market of any Member State should prepare their consolidated accounts for each financial year starting on or after 1st January 2005 in accordance with IFRS.

The IAS 32, IAS 39 and IFRS 4 standards, as applicable, were adopted by Banco Espírito Santo Group, Tranquilidade, ES Seguros and Tranquilidade Vida on 1st January 2005, as permitted by IFRS 1. The other standards, which have lesser impact, were adopted on 1st January 2004. The transition adjustments for the conversion of Generally Accepted Accounting Principles in Portugal (the local principles) to IFRS have been accounted for in Shareholders’ Funds on 1st January 2005. However, because the transition adjustments must conform with accounting standards in force on the 31st December 2005, the quantification effects of such transition must be considered provisional and subject to changes which, depending on the actual standards, could be material.

Thus, the comparison between the first nine months results for 2005 and those of the previous year are difficult. In order to somewhat facilitate this comparison, the 2004 accounts have been reclassified in accordance with IFRS, although the numbers have been calculated in accordance with the local principles except for the IFRS standards mentioned in the above paragraph.

For further information please consult the Annex to this document entitled “Transition to the International Accounting Standards (IFRS)”.

General Comments
ESFG’s consolidated performance in the first nine months of 2005 highlights the continuing strength in the performance of both the banking and the insurance operations in Portugal in spite of subdued economic performance in Portugal in the same period.

Principal Item Analysis
Consolidated Net Interest Income grew 5.2% in the first nine months of 2005, against the same period of 2004, to reach 644.1 million Euros. This was related to the 11.1 per cent growth in consolidated loans and advances to customers in the first nine months of the year when compared to the same period last year. It was also helped by a slight increase in margin and a recovery in 3 months Euribor. Nevertheless, external constraints have been negatively influencing its progress for some time, namely the pressure on credit products spreads, particularly in lower risk segments together with the continuing low level of Euro interest rates.

Consolidated Net Fee and Commission Income posted a 5.4 per cent increase to reach 335.3 million Euros in September 2005. This reflects the performance at the banking subsidiaries in Portugal which was conditioned by the volatile nature of investment banking activities and the adverse effects of fierce competition. The worst affected were the fees and commissions originating from traditional banking services, but there was a positive evolution in cross selling fees and commissions particularly those linked to the bancassurance activities.

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Consolidated market results1, have been showing good growth throughout the year. In the first nine months to September 2005, they increased 33.3 per cent to reach 226.9 million Euros. This reflected particularly strong growth in net gains in available-for-sale financial assets and net gains from foreign exchange differences. As in the past, these results were based on diversification of market risk. Lately, there has been an increased emphasis on emerging markets trading, with a special focus on Latin American countries, where both interest rate and exchange rate performances were favourable (thus compensating the flattening yield curves of European and US markets as well as the weak performance of the Portuguese equity market).

Consolidated Insurance Earned Premiums Net of Reinsurance showed a 21.1 per cent decrease to 675.7 million Euros arising from the adoption by the insurance group of IAS 39 and IFRS 4 in 2005 but not in 2004. According to local Portuguese accounting principles applied consistently, statutory premiums at the level of each of the insurance subsidiaries showed good growth2. In turn, and for similar reasons, consolidated Insurance Claims and Change on Technical Reserves Net of Reinsurance decreased 22.4 per cent to 696.0 million Euros.

Consolidated Staff Costs and General and Administrative Expenses3 posted a decline of 5.2% to 643.9 million Euros, as a consequence of the cost containment strategy implemented at all levels of the ESFG group of companies.

Reinforcement of Equity and Restructuring of Debt

ESFG has undertaken a capital increase in July 2005 in the amount of 167 million Euros in a transaction marketed exclusively in Europe, which is expected to help increase the float and the liquidity in ESFG’s shares. The main purposes of this increase were to finance any additional equity needs that may arise at the level of ESFG’s subsidiaries and to help repay ESFG’s existing debt. This transaction was led by Banco Espírito Santo de Investimento and Lehman Brothers.

In October 2005, ESFG undertook another transaction, this time a 500 million Euros 20 year bonds plus warrants4, successfully marketed in the European market. In accordance with IAS, the equity content corresponding to the value attributed by investors to the warrants, estimated to be around 119 million Euros, will accrue immediately to ESFG’s equity. The exercise of the warrants, if it occurs, may result in additional capital up to an amount of 500 million Euros, over 20 years5. This transaction was led by Lehman Brothers.

[1] Aggregate of Net (Losses)/Gains from Financial Assets at Fair Value through Profit or Loss, Net Gains from Available-for-Sale Financial Assets, Net Gains from Foreign Exchange Differences and Net Gains from the Sale of Other Financial Assets.
[2] For a more detailed analysis of the results of ESFG’s insurance subsidiaries for this period, please see the results release dated 7th November 2005, in ESFG’s webpage: www.esfg.com
[3] Aggregate of Staff Costs and Benefits and General and Other Administrative Expenses.
[4] Denominated Stapled Warrant & Income-Note Guaranteed Security (Swings)
[5] For more details on this transaction, please see press releases dated 25th and 26th October 2005 in ESFG’s webpage: www.esfg.com

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Finally, using the proceeds of this transaction, ESFG has repurchased in the market, up to now, approximately 258 million Euros of its 310 million Euros outstanding convertible bonds, maturing in late 2006 and early 2007.

Thus, in the last few months, ESFG has reinforced its equity by an estimated 286 million Euros, replaced the majority of its outstanding bonds with maturities between 12 and 15 months with 20 year bonds and created the opportunity for additional capital of up to 500 million Euros over the next 20 years, through the exercise of the warrants.

TRANSITION TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

CONVERSION TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS

According to Regulation no. 1606/2002 of the European Council and Parliament, companies having securities admitted to trading on a regulated market of any Member State should have adopted the International Financial Reporting Standards as from 1 January 2005 in the preparation of their consolidated financial statements.

The adoption of the IFRS implied considerable changes in the accounting framework inherent in the current Portuguese Plan of Accounts for the Banking Sector (PABS) and Portuguese Plan of Accounts for the Insurance Sector (PAIS) used by ESFG until 31 December 2004 in the preparation of its consolidated financial statements.

This information has been prepared in accordance with the IFRS standards which are applicable at the current date and does not entail all the financial information that should be disclosed in the financial statements as at 31 December 2005. Neither does it consider any accounting impacts that may result from changes that may occur in the accounting standards by 31 December 2005. Moreover, the figures presented have not been audited or reviewed by our external auditors.

Therefore the figures presented should be considered provisional and reflect the best current estimate of the standards that will be in place as at 31 December 2005.

Following the significant impact of the IFRS adjustments introduced as at 1 January 2005, the financial statements as at 30 September 2005 are not comparable to the published financial statements as at 30 September 2004 which followed the rules of PABS and PAIS. On this basis, and following a recommendation of the CESR, the Group presents as comparatives the 30 September 2004 financial statements as published and the restated 30 September 2004 financial statements in accordance with IFRS except for IAS 32, IAS 39 and IFRS 4 which were not applied to the 2004 comparative figures as permitted by IFRS 1.

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Main adjustments required to comply with IFRS

The main purpose of this note is to present a brief summary of the differences identified between the accounting policies used by ESFG – which follow the PABS and PAIS - and the IFRS, which impacted the consolidated financial statements.

a)	Securities

Banking subsidiaries (PABS)

In accordance with the PABS rules, investment securities available for sale are valued at the lower of cost or market value. Any unrealized losses are fully provided for and charged to the statement of income and unrealized gains are not recognized. In the case of reversals of unrealized losses provided for, both for shares or fixed-income securities, the provisions are written-back to the statement of income.

Equity holdings that are not consolidated or accounted for under the equity method, i.e., in principle, those where the percentage held is less than 20%, were under PABS recorded at cost and the related unrealized losses determined at balance sheet date, based on the average market price of the last 6 months, were provided for over a period of 5 to 10 years, as set forth in Bank of Portugal Regulation no. 4/2002. Unrealized gains were not recognized.

Additionally, under PABS, unrealized losses resulting from foreign exchange differences on equity holdings denominated in foreign currencies were recognized under other assets.

Insurance subsidiaries (PAIS)

Debt securities held by insurance subsidiaries were classified as available for sale and for PAIS purposes were carried at acquisition cost, except for the investments for the benefit of life assurance policyholders who bear the investment risk. Interest accrual was made based on nominal value and on the applicable interest rate for the period. Premium or discount was accrued over the period to maturity against the Statement of income using the straight line method.

The equity securities portfolio, also classified as available for sale, under Portuguese GAAP was valued at the balance sheet date, at market value. Unrealized gains and losses resulting from the difference between the book value and market value, at the balance sheet date, were recorded in shareholders’ equity under “Regulatory revaluation reserve” or as a liability under “fund for future appropriations” in the case of investment securities covering life insurance liabilities arising out from insurance contracts with profit sharing. Any losses not covered by the reserve or by the fund were charged to the Statement of income.

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Under IFRS, investment securities available for sale are marked to market and unrealized gains or losses including any foreign exchange differences are recognized under reserves, except if an impairment loss is determined, in which case they are taken to the statement of income. Impairment losses are reversed against the statement of income, except for equity securities, in which case the reversal is recorded against equity. Other equity holdings are classified as securities available for sale.

IFRS allows for certain securities to be designated at fair value through the statement of income.

Additionally, under IFRS, the provision for future policyholders dividends is adjusted for the impact of net unrealized gains and losses on investment securities to the extent that the policyholder will participate in such gains and losses on the basis of contractual or regulatory requirements where they are realized (shadow accounting adjustment).

b)	Retirement pensions and other employee benefits

Banking subsidiaries (PABS)

Bearing in mind that the date of transition to the IFRS was 1 January 2004, on 31 December 2003 and 2004, ESFG’s Portuguese subsidiaries decided to change the actuarial assumptions so as to converge with the IAS 19 requirements.

Since Regulation no. 12/2001, applicable by the Portuguese banks in the recognition of their pension liabilities, already allowed actuarial gains and losses to be deferred under the corridor method, the largest differences that were found in retirement pensions concerned early retirements for disability and health benefits.

In accordance with Bank of Portugal rules, restructuring costs with early retirements were amortized over a 10-year period. Under the IFRS they are fully recognized in the year when the retirements occur.

As regards health benefits granted to the employees reaching retirement age, it has been the practice in the market to recognize such benefits in the statement of income in the year when they were paid. The adoption of IAS 19 implies that the liabilities incurred with such benefits are recognized based on actuarial valuations at balance sheet date.

Insurance subsidiaries (PAIS)

Insurance subsidiaries accounted for pensions in accordance with the rules of PAIS which required that any increase in vested benefits, including actuarial gains and losses were recognized in the statement of income when incurred. For IFRS, the corridor method was used.

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c)	Insurance reserves

Equalization Reserve

Under PAIS, an equalization reserve was set up for lines of business that were characterized by greater uncertainty regarding the evolution of claims. IFRS 4 prohibits provisions for possible claims that are not in existence at the reporting date.

Liability adequacy test

In accordance with IFRS 4, at each reporting date, the insurance companies shall assess whether their recognized insurance liabilities are adequate, using current estimates of future cash flows under its insurance contracts. Under PAIS, the above mentioned procedure was only applicable to the non-life business.

d)	Consolidation of Special Purpose Entities (SPEs)

According to PABS, assets, loans and securities assigned by ESFG’s Portuguese banking subsidiaires under securitization transactions were derecognized providing that they met the conditions for sales recognition. Securities purchased within the scope of such transactions were recognized as investment securities and provided for in accordance with the rules set forth in Bank of Portugal Regulation no. 27/2000.

Under IAS 39, assets are only derecognized after ESFG’s banking subsidiaries have lost control over the contractual rights underlying such assets, although IFRS 1 establishes that on transition local rules will apply to the operations carried out up to 1 January 2004.

Moreover, all SPEs with which the Group establishes relations must be analyzed under the light of the consolidation rules applicable to such entities (and expressed in SIC 12), namely those which may have been set up within the scope of the securitization transactions carried out.

e)	Treasury stock and Bonuses

According to PABS, shares underlying the SIBA plan were accounted for by the banking subsidiaries as an asset. In accordance with IFRS these shares were reclassified, by these subsidiaries, as treasury shares.

Bonuses were accounted for under PABS and PAIS as a deduction from equity as they were considered to be a transfer of the rights to the dividends from the shareholders to the employees. Under IFRS these bonuses are taken to income in the year to which they relate.

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f)	Preference shares

According to PABS, preference shares were classified under minority interest and the accrual of the dividends were deducted from the net income under minority interest.

Under IFRS when the option for redemption is within the control of the issuer and dividends are only payable if and when declared by the board of directors, the preference shares are considered permanent equity of the issuer, a subsidiary of ESFG. Therefore, under IFRS no accrual for the dividends is made as no dividends were declared at the balance sheet date.

In this case reference shares are still classified as minority interest as they represent equity of a subsidiary attributable to third parties.

However, when the Group has a present obligation of paying dividends, preference shares are considered as liabilities and dividends are classified as interest expense.

g)	General banking risk provision

Under PABS, the Group booked a General banking risk provision which aimed to face non-specific unidentified banking risks inherit to the Group activity and therefore was determined by cautious criteria defined by management.

This type of provision does not qualify for recognition under IAS 37, and therefore it was reversed for IFRS on transition.

h)	Property and equipment

Under PAIS, real estate held by insurance subsidiaries, for own use and investment purposes, are valued at their market value which is defined as the value on the date of the latest valuation of each property, performed at least in the last 5 years, in accordance with the methods recognized by the Portuguese Insurance Institute. Real estate held by insurance subsidiaries is not depreciated.

Under IFRS 1, insurance subsidiaries elected to use the fair value at transition date as the deemed cost of their real estate. Additionally, in accordance with IAS 16, real estate for own use is amortized over its estimated useful life and subject to impairment test

i)	Intangibles

In accordance with PABS and PAIS, internally developed software is capitalized and amortized over a 3 year period.

In accordance with IAS 38, internally developed software can only be capitalised if (i) it generates future economic benefits and (ii) the cost can be determined reliably.

The cost that can be capitalised as part of an internally generated intangible assets are identified under IAS 38 and excludes expenditure incurred to restore or maintain the level of future benefits.

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j)	Loan Portfolio Impairment

In accordance with PABS, provisions for loans and advances to customers were set up in accordance with Bank of Portugal Regulations nos. 3/95, 2/99 and 8/03. The Bank of Portugal rules on the setting up of provisions had therefore, an essentially regulatory nature. At the same time, this supervisory authority has established the obligation of banks to submit, twice a year, a report analyzing economic provisions to cover the specific risk in the loans portfolio. In the application of the Bank of Portugal regulations, in the calculation of loan losses provisions there was an overriding requirement that the provision should be sufficient on an economic basis.

Under IAS 39, the loans portfolio is valued at amortized cost and subject to impairment tests (performing and non performing portfolios). Impairment losses are determined as the difference between the carrying amount of the loan and the value of future expected cash flows, discounted at the loan’s original effective interest rate. This method considers two main aspects: i) the recoverable amount based on an economic analysis of the portfolio; ii) the present value of expected cash flows at the original effective interest rate.

k)	Deferred taxes

According to PABS, deferred tax assets could not be recognized. The IAS 12 permits the recognition of deferred tax assets, providing it is probable that tax profits will be available to absorb deductible temporary differences (including tax losses).

According to PAIS, insurance subsidiaries already recognized deferred tax assets.

Therefore, the application of IAS 12 by the banking subsidiaries implied the recognition of the total deferred tax asset calculated on the differences as at the transation date between the tax balance sheet and IFRS balance sheet. For the insurance subsidiaries, the impact under IAS 12, reflects mainly the tax effect of the IFRS adjustments.

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The Espírito Santo Financial Group provides, through its subsidiaries, a global and diversified range of financial services to its clients including Commercial banking, Insurance, Investment banking, Stock-brokerage and Asset management in Portugal and internationally. For additional information on Espírito Santo Financial Group, its subsidiaries, operations and results, please visit the Company’s website on www.esfg.com.

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ESPIRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES CONSOLIDATED BALANCE SHEET

	Unaudited under PG GAAP December 31, 2004	Unaudited under IFRS December 31, 2004	Unaudited under IFRS September 30, 2005

	(in thousands of euros)

ASSETS
Cash and deposits at central banks	1,003,077	1,009,276	695,336
Deposits with banks	606,023	821,389	617,429
Financial assets held for trading	1,766,052	2,300,974	3,680,800
Financial assets at fair value through profit or loss	–	–	3,863,333
Available-for-sale financial assets	9,221,641	7,131,832	5,882,118
Loans and advances to banks	4,788,619	4,748,510	4,628,436
Loans and advances to customers	28,725,700	28,932,351	32,139,903
Held to maturity investments	522,786	494,126	661,683
Hedging derivatives	–	249,200	58,975
Property and equipment	446,874	432,242	442,497
Investment properties	270,769	139,527	141,702
Intangible assets	159,493	89,675	95,202
Investments in associates	29,007	37,383	36,338
Technical reserves of reinsurance ceded	–	52,604	58,558
Current income tax assets	18,772	18,772	25,534
Deferred income tax assets	14,093	129,228	257,128
Other assets	2,940,020	1,654,544	1,734,234

TOTAL ASSETS	50,512,926	48,241,633	55,019,206

LIABILITIES
Deposits from central banks	184,805	498,953	387,231
Financial liabilities held for trading	–	515,200	1,648,183
Deposits from banks	5,224,295	4,579,190	6,754,089
Due to customers	19,987,422	20,458,084	18,214,965
Debt securities issued	13,541,257	10,708,782	15,089,726
Hedging derivatives	–	240,100	88,928
Investment contracts	–	–	1,742,382
Provisions	242,071	101,833	127,598
Technical reserves of direct insurance	5,930,016	6,002,427	4,715,139
Current income tax liabilities	29,584	24,155	36,723
Deferred income tax liabilities	–	31,313	182,916
Subordinated debt	2,046,243	2,108,451	2,395,519
Other liabilities	882,354	828,422	1,100,457

TOTAL LIABILITIES	48,068,047	46,096,910	52,483,856

EQUITY
Share capital	479,085	479,085	567,241
Fair value reserve	18,188	15,809	59,909
Other reserves and retained earnings	(420,242)	(454,771)	(325,270)
Profit for the period / year	52,687	12,506	77,903

TOTAL EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	129,718	52,629	379,783

Minority interests	2,315,161.0	2,092,094.0	2,155,567.0

TOTAL EQUITY	2,444,879.0	2,144,723.0	2,535,350.0

TOTAL EQUITY AND LIABILITIES	50,512,926	48,241,633	55,019,206

ESPIRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES CONSOLIDATED STATEMENT OF INCOME

	Unaudited	Unaudited	Unaudited
	under PG GAAP	under IFRS	under IFRS
	September 30, 2004	September 30, 2004	September 30, 2005

	(in thousand of euros)

Interest and similar income	1,280,380	1,721,832	1,590,681
Interest expense and similar charges	690,810	1,109,806	946,615

Net interest income	589,570	612,026	644,066

Dividend income	25,557	25,557	41,001
Net fee and commission income	317,974	317,974	335,260
Net (losses)/ gains from financial assets at fair value through profit or loss	11,018	11,018	(27,842)
Net gains from available-for-sale financial assets	133,755	91,798	141,599
Net gains from foreign exchange differences	52,995	10,410	80,704
Net gains from the sale of other financial assets	56,906	56,906	32,386
Insurance earned premiums net of reinsurance	856,363	856,363	675,713
Other operating profit	22,035	48,110	29,429

Operating profit	2,066,173	2,030,162	1,952,316

Staff costs	294,819	408,374	374,409
General and administrative expenses	266,718	270,857	269,515
Claims incurred net of reinsurance	532,769	532,769	637,194
Change on the technical reserves net of reinsurance	363,289	363,893	58,809
Insurance commissions	23,006	23,006	26,879
Depreciations and amortisation	111,562	87,338	70,797
Provisions net of reversals	34,759	12,003	23,320
Loans impairment net of reversals	209,022	209,022	189,125
Impairment on other financial assets net of reversals	19,521	19,521	21,892
Impairment on other assets net of reversals	3,577	3,577	(1,216)

Operating expenses	1,859,042	1,930,360	1,670,724

Gains from the sale of financial investments	24,753	24,753	–
Share of profit of associates	(625)	(625)	1,894

Profit before income tax	231,259	123,930	283,486
Income tax
Current tax	37,522	37,522	65,471
Deferred tax	–	2,200	(14,902)

	37,522	39,722	50,569

Profit for the period	193,737	84,208	232,917

Attributable to equity holders of the company	32,329	(204)	77,903
Attributable to minority interest	161,408	84,412	155,014

	193,737	84,208	232,917